_________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________to ______________

Commission file number 333-111145

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCON 401(K) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCON, INC.
BÖSCH 69, P.O. BOX 62
HUNENBERG, SWITZERLAND
41+ 41 785-8888

_________________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcon 401(k) Plan and Trust Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Alcon 401(k) Plan and Trust

Date	June 15, 2010	By	/s/ David A. Bass
David A. Bass, Chairman
Alcon 401(k) Plan and Trust Committee

ALCON 401(k) PLAN AND TRUST
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2009 and 2008

Page No.
Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-20
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	21

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit: Exhibit 23 - Consent of Independent Registered Public Accounting Firm	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee of the
Alcon 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 14, 2010

ALCON 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

	December 31,
Assets	2009	2008
	(in thousands)

Investments, at fair value:

Investment in Master Trust	$1,234,518	$957,292
Participant loans	32,380	31,723

Total investments at fair value	1,266,898	989,015

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,490	23,254

Net assets available for benefits	$1,277,388	$1,012,269

See accompanying notes to financial statements.

ALCON 401(k) PLAN AND TRUST

Statements of Changes In Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
	(in thousands)

Additions (reductions) to net assets attributed to:
Net appreciation (depreciation) in fair value of investment in Master Trust	$250,125	$(345,071)
Interest on participant loans	2,196	2,424

Total investment income (loss), net	252,321	(342,647)

Contributions:
Employer	30,400	29,300
Participants	53,671	53,351
Rollovers	1,484	2,884

Total contributions	85,555	85,535

Total additions (reductions) to net assets	337,876	(257,112)

Deductions from net assets attributed to:
Distributions to participants	(72,757)	(80,612)

Total deductions from net assets	(72,757)	(80,612)

Net increase (decrease) in net assets	265,119	(337,724)

Net assets available for benefits:
Beginning of year	1,012,269	1,349,993

End of year	$1,277,388	$1,012,269

See accompanying notes to financial statements.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements
 Years Ended December 31, 2009 and 2008
(dollars in thousands)

1)	Description of Plan

The following brief description of the Alcon 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only.  The funds of the Plan, the Alcon Retirement Plan and Trust (the “ARP”) and the Profit Sharing Trust for Eligible Employees of Alcon (Puerto Rico), Inc. (the “PST”) are held and invested through the Master Trust for the Defined Contribution Plans of Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc. (the “Master Trust”).  Participants should refer to the Plan documents for more complete information.  If an employee participates in the Plan, certain limitations of the Internal Revenue Code (“IRC”) discussed herein apply in total.

a)	General

The Plan is a defined contribution plan and trust.  Employees of Alcon Laboratories, Inc. and certain other participating employers (collectively, the “Employer”) are eligible for participation in the Plan immediately upon employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b)	Administration

The Plan is administered by the Alcon 401(k) Plan and Trust/Alcon Retirement Plan and Trust Committees (collectively, the “Plan Committees”) consisting of employees and retirees of the Employer.  JPMorganChase Bank serves as the trustee and custodian, and JPMorgan Retirement Plan Services serves as the recordkeeper.  JPMorgan Retirement Plan Services provides participants with valuation statements as of each calendar quarter end, as well as daily valuations available through the internet.

c)	Participant Contributions

Employees electing to participate in the Plan are eligible to direct their Employer to withhold, pursuant to a salary reduction arrangement, between 1% and 5% of basic considered compensation as a basic contribution.  Salary reduction contributions are subject to the provisions of Section 401(k) of the IRC.

Participants contributing the maximum basic contribution may make additional supplemental contributions of between 1% and 10% of their basic considered compensation pursuant to a salary reduction arrangement.

Participants direct their contributions and Employer matching contributions into various investment options offered by the Plan through the Master Trust.

Annual additions to a participant’s account, consisting of salary reduction contributions plus Employer contributions, may not exceed the lesser of $49.0 in 2009 ($46.0 in 2008) or 100% of the participant’s basic considered compensation.  Salary reduction contributions may not exceed $16.5 for 2009 ($15.5 for 2008), plus catch-up contributions of $5.5 in 2009 ($5.0 in 2008) for participants over the age of 50.

The Plan accepts rollover contributions of participants’ pre-tax distributions from other qualified plans under Section 401 of the IRC.  There is no limitation to the amount of rollover contributions allowed.

d)	Employer Contributions

Each participant’s basic contributions are matched by the Employer on a dollar-to-dollar basis.  During 2009 and 2008, the Employer made matching contributions to the Plan of $30,400 and $29,300, respectively, in the form of cash.

Supplemental and rollover contributions are not matched by the Employer.

e)	Allocation of Trust Income or Loss

Master Trust income or loss allocable to the Plan is allocated at the end of each day to the individual participant accounts based upon the ratio of each participant’s Plan account balance at the end of the day to the total balance of all participants’ Plan accounts at the end of such day.

f)	Vesting and Forfeitures

Participants are immediately vested in their basic, supplemental and rollover contributions plus allocated earnings or losses thereon.  Vesting in the remainder of their account (i.e., Employer contributions plus allocated earnings or losses thereon) is based on years of service, as follows:

Years of Service	Vested Amount
Less than 2	0%
2	20%
3	40%
4	70%
5	100%

Regardless of the length of service, a participant is also 100% vested upon attainment of age 55, or upon termination by reason of death or permanent and total disability.  Upon termination for reasons other than retirement, death, or disability, any amount in which the participant is not vested shall be forfeited with certain limitations.

Forfeitures are removed from terminated employees’ accounts and used to offset recordkeeping, trust and custody expenses first, then to reduce the Employer’s contribution.

g)	Distributions

All distributions are based on the value of the participant’s account.  Cash distributions generally can be in the form of a lump-sum payment or installments not exceeding the lesser of 20 years or the participant’s life expectancy.

Prior to termination, retirement, death or permanent and total disability, participants under the age of 59.5 years generally may not withdraw (1) basic contributions plus earnings or losses thereon, (2) supplemental contributions made pursuant to a salary reduction arrangement and earnings or losses thereon, or (3) vested Employer contributions and earnings thereon.

Supplemental contributions (amounts in excess of the basic contribution) which are not made pursuant to a salary reduction arrangement may be withdrawn in whole or in part by any participant along with the earnings attributable to such contributions subject to certain limitations.

Participants over the age of 59.5 years may withdraw, prior to termination of employment, any portion of their account balance once per year.

Participants with a proven financial hardship may withdraw all or a portion of their basic contributions and vested Employer contributions, subject to the amount of the demonstrated financial need.  Such a withdrawal may not be later reconstituted. In addition, the participant may not resume contributions during the six-month period immediately following the hardship withdrawal.

h)	Loans

Participants may borrow a minimum of five hundred dollars up to a maximum of the lesser of fifty thousand dollars minus the highest balance of any outstanding loan issued in the 12 months prior or one-half of the participant’s vested interest in their account.  A participant may have no more than two loans outstanding at any one time.  Each loan bears interest at prime rate, as reported in the Wall Street Journal (Southwest Edition) on the first day of the month preceding the month in which the loan is made, plus one percent.  Payments are made through payroll deductions.

2)	Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

a)	Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis.  Benefit distributions are recorded when paid rather than when requested.

Certain prior year amounts have been reclassified to conform to current year presentation.

b)	Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value based upon quoted market prices, where available, or upon estimated fair value where a readily available market quoted price does not exist.  Purchases and sales of investments are recognized on the trade date.  Gains and losses are recognized upon the sale of investments.  Interest is recognized as earned, and dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on the sale of investments during the year as well as unrealized appreciation (depreciation) of investments held at year end.

The Master Trust makes use of investment strategies involving the use of derivatives including interest rate, foreign exchange forward and credit derivative contracts.  These securities are purchased or sold primarily to hedge against interest rate, securities market price, foreign currency and credit risks.  These securities may also be purchased or sold to generate market exposure or to enhance investment returns.  Investment managers utilized by the Master Trust typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.  These financial instruments are stated at their estimated fair market values in the Statement of Net Assets Available for Benefits within other investments, forward currency contracts receivable or forward currency contracts payable, as applicable.

The Master Trust uses interest rate contracts to minimize significant fluctuations in income caused by interest rate volatility. Under its interest rate contracts, the Master Trust is subject to the risk that the counterparty will not fulfill its obligation under the contract.

The Master Trust uses foreign currency contracts to manage the foreign exchange rate risks associated with certain foreign currency-denominated assets and forecasted transactions denominated in a foreign currency.  The Master Trust may either buy or sell foreign exchange forward contracts. The Plan is subject to the risk that the counterparty to a foreign currency forward contract will not fulfill its obligation under the contract.

The Master Trust uses credit derivative contracts to manage the credit risks associated with the debt of third party issuers.  Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as bankruptcy, failure to pay its obligation or a restructuring.  The seller of credit protection receives a premium from the protection purchaser for providing protection, but has the risk that the underlying instrument referenced in the contract will be subjected to a credit event.  The Master Trust is subject to the risk that the counterparty to a credit derivative contract will not fulfill its obligation under the contract.

The Master Trust includes a stable value fund, which holds a fully benefit-responsive synthetic guaranteed investment account.  Insurance wrap contracts within the stable value fund manage market risks and alter the return characteristics of the underlying securities.  Investments in the stable value fund are stated at fair value.  At December 31, 2009, the fair value of the wrap contracts was considered to be zero because there was substantially no difference between cost and replacement value.  At December 31, 2008, the fair value of the wrap contracts totaled $490.  Net assets available for benefits include an adjustment from fair value to contract value of the insurance wrap contracts.

Employer securities within the Master Trust represent common stock of Alcon, Inc. (“Alcon”), the parent company of the Employer.  Investments in Alcon, Inc. common stock, which is traded on the New York Stock Exchange, are reflected at fair value at December 31, 2009 and 2008 based upon the closing price on the respective dates.  To the extent that participants invest in employer securities through their Plan accounts, they maintain voting and dividend rights associated with the stock.

c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

d)	New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the source of authoritative U.S. accounting and reporting standards for nongovernmental entities.  The ASC is effective for fiscal periods ending after September 15, 2009, and was adopted by the Plan in the year ended December 31, 2009.  Adoption of this standard did not impact the Plan’s financial statements.

In March 2008, FASB issued ASC 815-10-50, “Disclosures about Derivative Instruments and Hedging Activities”, which requires enhanced disclosures regarding an entity’s derivative and hedging activities.  This standard is effective for financial statements for fiscal years beginning after November 15, 2008, and was adopted by the Plan in the year ended December 31, 2009.  The adoption of this standard did not have a material effect on the financial statements of the Plan.

3)	Investments

The Plan, the ARP and the PST have an undivided interest in the Master Trust.  The Plan’s investment decisions, including the purchase and sale of individual securities, are made by outside investment managers within general guidelines provided by the Plan Committees.  The assets of the Master Trust are held by a custodial trustee.

The following represents the value of the net assets available for benefits of the Master Trust:

	December 31,
Assets	2009	2008
	(in thousands)
Investments, at fair value:
Cash and short-term securities	$20,864	$19,066
U.S. Government securities	83,519	109,356
Corporate debt	148,170	106,260
Corporate stock – preferred	13,640	10,364
Corporate stock – common	154,007	118,063
Common collective funds	661,606	441,977
Mutual funds	195,209	146,925
Employer securities	62,922	33,580
Synthetic guaranteed investment contracts	237,843	216,236
Other	93,353	59,482

Total investments at fair value	1,671,133	1,261,309

Receivables:
Securities sold	6,148	7,696
Forward currency contracts	--	3,237
Interest receivable	1,923	2,007
Dividends receivable	710	467
Other income receivable	103	13

Total receivables	8,884	13,420

Total assets	1,680,017	1,274,729

Liabilities

Payables for securities purchased	14,249	27,056
Forward currency contracts	--	3,280
Expenses payable	975	757
Other liabilities	--	3

Total liabilities	15,224	31,096

Net assets reflecting all investments at fair value	1,664,793	1,243,633

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	13,498	29,136

Net assets available for benefits	$1,678,291	$1,272,769

The Plan represented approximately 74.1% and 77.0% of net assets of the Master Trust at December 31, 2009 and 2008, respectively.

Investment income (loss), net for the Master Trust is summarized as follows:

	Years Ended December 31,
	2009	2008

Net appreciation (depreciation) in fair value of investments:
Cash and short-term securities	$71	$(273)
U.S. Government securities	6,729	13,990
Corporate debt	33,289	(40,847)
Corporate stock – preferred	6,687	(14,008)
Corporate stock – common	51,006	(155,405)
Common collective funds	121,488	(167,495)
Mutual funds	51,034	(112,304)
Employer securities	28,731	(17,463)
Other	21,488	(3,782)
Total net appreciation (depreciation) in fair value of investments	320,523	(497,587)
Interest income	22,080	28,563
Dividend income	8,285	13,606
Other income	490	39
Total investment income (loss)	351,378	(455,379)
Less expenses	(4,313)	(4,792)

Investment income (loss), net	$347,065	$(460,171)

The Master Trust includes a stable value fund, which holds a fully benefit-responsive synthetic guaranteed investment account.  The stable value fund invests in fixed-income securities.  The synthetic guaranteed investment contracts include wrap contracts, issued by banks and insurance companies, which ensure that participant-initiated withdrawals from the stable value fund will be paid at contract value.  There are no events known to us which are probable of occurring which would limit the ability of the Master Trust to transact at contract value with issuers, or would limit the ability of the Master Trust to transact at contract value with participants.  At December 31, 2009, the fair value of the wrap contracts was considered to be zero because there was substantially no difference between cost and replacement value.  At December 31, 2008, the fair value of the wrap contracts totaled $490.

The following reflects the adjustment between the underlying securities and the insurance contract values in the stable value fund:

	December 31,
	2009	2008

Synthetic guaranteed investment contracts:
Investments (at fair value)	$237,843	$215,746
Wrap contracts (at fair value)	--	490
Total synthetic guaranteed investment contracts (at fair value)	237,843	216,236
Adjustment from fair value to contract value	13,498	29,136
Total synthetic guaranteed investment contracts (at contract value)	$251,341	$245,372

Insurance contracts within the stable value fund are comprised of the following:

	Credit	December 31,
	Rating	2009	2008

Insurance wrap contracts (at contract value):
Aegon Monumental Wrap, #MDA00406TR	AA-	$83,774	$81,785
ING Wrap, #CT60223	A+	83,774	81,785
State Street Bank & Trust Wrap, #102004	AA-	83,793	81,802

Total insurance wrap contracts (at contract value)		$251,341	$245,372

Within the stable value fund, there is no immediate recognition of gains or losses from the underlying fixed-income portfolio.  Instead, any gain or loss is recognized over time by adjusting the interest rate credited to the fund under the wrap contract.  Interest rate resets are performed quarterly based upon the previous month end, taking into account the value of the underlying securities, wrap contracts and the annualized market yield to maturity of the underlying securities.  The wrap contracts carry a minimum crediting rate of 0%.  If future crediting rates increase or decrease, the adjustment from fair value of the assets to contract value would change in the same direction.  During 2009 and 2008, the average crediting rate was 2.25% and 3.00%, respectively.  During 2009 and 2008, average yield of the underlying securities was 3.42% and 5.50%, respectively, and the average yield for the stable value fund was 1.92% and 2.94%, respectively.

Participant loans are part of the Plan and, therefore, are considered to be participant-directed funds as of December 31, 2009 and 2008.  Participant loans and related income are not included in the Master Trust but are included directly as a part of the Plan.  The investment information pertaining to participant loans and related interest income is broken out separately in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

As of December 31, 2009 and 2008, the Master Trust included net assets that were nonparticipant-directed of approximately $80,500 and $45,332, respectively, consisting of the assets of the PST, the 401(h) account of the ARP and amounts in holding accounts used to process contributions, withdrawals, terminations and loans for the Plan, the ARP and the PST.

Financial assets are categorized based upon a three-level hierarchy for disclosure of fair value measurements that gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

•
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  These inputs reflect management’s best estimate of what market participants would use in pricing the assets or liabilities at the measurement date.  The Master Trust’s assets carried at fair value in this category are an investment fund.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Following is a description of the valuation methodologies used for instruments within the Master Trust measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Corporate Stock and Securities
Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy.  Where quoted prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows, and the securities are classified within level 2 of the valuation hierarchy.  The majority of securities are classified within level 1 of the valuation hierarchy since they are actively traded on a major market.

U.S. Government Securities and Corporate Debt
Generally, quoted market prices are not available for these investments, so fair values are estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Common Collective Funds, Mutual Funds and Limited Partnerships
These investments are public and private investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.  Furthermore, adjustments to NAV based on unobservable inputs may result in the fair value measurement being classified as level 3 measurement, if those inputs are significant to the overall fair value measurement.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments.  The underlying investments are common collective funds, which are public investment vehicles, valued at the NAV.  Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy.

Derivatives
Few classes of derivative contracts are listed on an exchange.  Thus, the majority of the Master Trust’s derivative contracts are valued using models that use readily observable market inputs as their basis.  Depending on the types and contractual terms of the derivatives, fair value can be modeled using a series of techniques such as simulation models or a combination of various models which are consistently applied.  These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based inputs such as interest rates, volatility and the credit quality of the counterparty.  Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets.  Derivatives are generally classified within level 2 of the valuation hierarchy and are included in Other in the table below.

The following table reflects by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and short-term securities	$5,444	$15,420	$--	$20,864
U.S. Government securities	--	83,519	--	83,519
Corporate debt	--	148,170	--	148,170
Corporate stock – preferred	11,228	2,412	--	13,640
Corporate stock – common	154,007	--	--	154,007
Common collective funds	--	661,606	--	661,606
Mutual funds	135,179	60,030	--	195,209
Employer securities	62,922	--	--	62,922
Synthetic guaranteed investment contracts	--	237,843	--	237,843
Other	(154)	84,625	8,882	93,353

Total assets at fair value	$368,626	$1,293,625	$8,882	$1,671,133

The following table reflects by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash and short-term securities	$607	$18,459	$--	$19,066
U.S. Government securities	--	109,356	--	109,356
Corporate debt	--	106,260	--	106,260
Corporate stock – preferred	8,030	2,334	--	10,364
Corporate stock – common	118,063	--	--	118,063
Common collective funds	--	441,977	--	441,977
Mutual funds	107,114	39,811	--	146,925
Employer securities	33,580	--	--	33,580
Synthetic guaranteed investment contracts	--	216,236	--	216,236
Other	(215)	51,697	8,000	59,482

Total assets at fair value	$267,179	$986,130	$8,000	$1,261,309

The table below reflects a summary of changes in the fair value of the Master Trust’s level 3 assets for the years ended December, 31, 2009 and 2008:

Level 3 Assets - Other Assets
`	Years Ended December 31,
	2009	2008
Balance, beginning of year	$8,000	$--
Realized gains (losses)	--	--
Unrealized gains (losses) on instruments held at the reporting date	882	--
Purchases, sales, issuances and settlements, net	--	8,000

Balance, end of year	$8,882	$8,000

In addition to investment in the Master Trust, the Plan includes investment in participant loans.  Participant loans are valued at amortized cost, which approximates fair value, and are classified within level 2 of the valuation hierarchy.

4)	Risks and Uncertainties

The Master Trust invests in various investment securities.  Investment securities are exposed to various risks, and it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of the Master Trust and the Plan.

5)	Party-in-Interest Transactions

Certain investments in the Master Trust are shares of collective investment trusts managed by JPMorgan Asset Management, a related company to JPMorganChase Bank, the trustee and custodian, and to JPMorgan Retirement Plan Services, the recordkeeper.  These transactions qualify as exempt party-in-interest transactions.  Fees paid by the Master Trust to JPMorgan Asset Management for investment management services amounted to $951 and $767 for the years ended December 31, 2009 and 2008, respectively.

6)	Forfeited Accounts

During 2009 and 2008, $383 and $748, respectively, in non-vested accounts were forfeited and applied to offset recordkeeping, trust and custody expenses. At December 31, 2009 and 2008, unallocated forfeitures totaling $242 and $288, respectively, were available to offset future expenses or Employer contributions to the Plan.

7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits, per the financial statements	$1,277,388	$1,012,269
Less adjustment from fair value to contract value for fully benefit-responsive contracts	(10,490)	(23,254)
Less defaulted loans, deemed distributed	(111)	(71)
Net assets available for benefits, per the Form 5500	$1,266,787	$988,944

The following is a reconciliation of the changes in net assets available for benefits per the accompanying financial statements to the Form 5500:

	Year Ended December 31, 2009

	Amounts per Financial Statements	Stable Value Fund Adjustment	Defaulted Loans	Amounts per Form 5500
Net appreciation in fair value of investment in Master Trust	$250,125	$12,764	$--	$262,889
Interest on participant loans	2,196	--	(13)	2,183
Distributions to participants	72,757	--	27	72,784
Net increase in net assets	265,119	12,764	(40)	277,843

	Year Ended December 31, 2008

	Amounts per Financial Statements	Stable Value Fund Adjustment	Defaulted Loans	Amounts per Form 5500
Net depreciation in fair value of investment in Master Trust	$345,071	$19,980	$--	$365,051
Distributions to participants	80,612	--	7	80,619
Net decrease in net assets	337,724	19,980	7	357,711

8)	Tax Status

By letter dated December 17, 2002 the Internal Revenue Service determined that the Plan was qualified under Section 401(a) of the IRC and is entitled to favorable tax treatment.  A qualified plan is required to operate in conformity with the IRC to maintain its qualified status.  Although the Plan has been amended since receiving the determination letter, the Plan Committees and the Plan’s in-house legal counsel believe that the Plan is currently being operated in compliance with these requirements.

The Master Trust is qualified under Section 401(a) of the IRC and is entitled to favorable tax treatment.  A qualified master trust is required to operate in conformity with the IRC to maintain its qualified status.  Although the Master Trust has not filed for a determination letter from the Internal Revenue Service, the Plan Committees and the Master Trust’s in-house legal counsel believe that the Master Trust is currently being operated in compliance with these requirements.

9)	Termination of the Plan

The Employer has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA.  Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries.  In the event of termination of the Plan or irrevocable discontinuation of Employer contributions, all amounts credited to the accounts of participants will become fully vested and non-forfeitable.

10)	Majority Shareholder Transaction

On July 7, 2008, Nestlé S.A. (“Nestlé”) sold to Novartis AG ("Novartis") approximately 74 million of its shares of Alcon common stock.  On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé.  The purchase and sale transaction of the remaining shares under the option right is subject to regulatory approvals.  The consummation of the purchase and sale would trigger change of control provisions in the Plans, causing participants’ account balances to be immediately vested.

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2009
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Loans – Terms range from 3 months to 15 years,due between 12/14/09 and 12/15/24, and bearinterest at rates ranging between 4.25% and 10.50%	$--	$32,380

		Assets (Held At End of Year)	$--	$32,380

       * Represents a party-in-interest.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-111145 and 333-162738 on Form S-8 of Alcon Laboratories, Inc. of our report dated June 14, 2010, with respect to the statements of net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Alcon 401(k) Plan and Trust.

/s/ Whitley Penn LLP

June 14, 2010